LAW OFFICES

REISMAN & ASSOCIATES, P.A.

6975 NW 62nd Terrace

Parkland, Florida 33067

Writer’s email: jbrrapa@comcast.net

telephone 954-344-0809                                                                                                                    facsimile 928-569-8195

January 10, 2007

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Physicians Remote Solutions, Inc. ( the “Company”)
Amendment No. 4 to Registration Statement on Form SB-2
Filed December 8, 2006
File No. 333-131599

Dear Mr. Owings:

Reference is made to your letter of January 8, 2007 with respect to Amendment No. 4 to the Company’s registration statement. The following paragraph numbers and captions correspond to the numbered paragraphs in your letter. The factual basis for the following responses was provided to us by the Company.

The changes and revisions described in this letter refer to Amendment No. 5 to the Company’s registration statement on Form SB-2.

Management’s Plan of Operation

1.

The response to comment 2 in my previous letter to you has been included in the document under the above caption. The marketing activities have been identified.

Executive Compensation

2.

The compensation for Christopher LaRose has been included in the table.

The following sentence has also been added under this caption: “The above table reflects the issuance by us of an aggregate of 333,336 shares to Mr. LaRose for services rendered to us during the fiscal year ended November 30, 2006. The shares were valued at $.10 per share. Mr. LaRose has earned 500,004 shares through January 2007 which have an aggregate value of $50,000 based upon $.10 per share.”

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

January 10, 2007

If you have any further comments or questions, please do not hesitate to contact me.

Sincerely,

/s/ Jonathan B. Reisman

Jonathan B. Reisman